UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield announces a change in the board of

directors and in the audit committee

June 19, 2015 – Abengoa Yield’s board of directors has accepted the resignation of Mr. Manuel Sanchez from his office of director of the Company, to whom the board of directors expresses its gratitude for the services rendered.

After the resignation of Mr. Sanchez, the board of directors of Abengoa Yield will consist of 5 independent directors and 4 directors affiliated with Abengoa, following the plan previously announced of having a majority of independent directors by June 30, 2015.

In addition, the audit committee of the board of directors accepted the resignation of Mr. Santiago Seage as a member of the committee on June 10, 2015. In accordance with the Sarbanes Oxley Act, NASDAQ rules and article 1.2 of the Audit Committee Terms of Reference, the audit committee consisted only of independent directors following the first anniversary of the Company’s initial public offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chairman of the Board of Directors

Date: June 19, 2015